WENDY E. MILLER, ESQ.

March 30, 2005

To:	Michele M. Anderson
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Planning Force, Inc.
Amendment #1 to Form SB-2 filed March 2, 2005
File No.: 333-121598

Dear Ms. Anderson:

The following are the Company's responses and revisions to its filing pursuant to your letter dated March 14, 2005:

Prospectus Summary, page 4

1.    We note your response to comments #7 and #9.  Please provide more detail regarding the extent of your current operations.  For example, we note that you have entered into three affiliate relationships.  What is the nature of the relationships and how will they help in providing your services?  How many additional affiliate agreements will you need to enter into in order to be fully operational?  Also discuss the additional steps needed for you to become fully operational and generate revenue.  Finally, discuss whether the $23,000 that you received in a private placement will be enough to allow you to become fully operational, and if not, then disclose the amount above $23,000 that will be required.  Please revise your business section and MD&A as appropriate.

The registration statement has been amended.  The following disclosure has been added to the section “Prospectus Summary,” starting on page 4:

In order to offer a range of services to accommodate clients' needs, we plan to establish affiliate relationships with various vendors.  We currently have three existing affiliate relationships, all of which are listed on our website, www.planningforce.net: The Black Horse Inn, The Total Life Planning Institute and Castle Creek Inn.  No compensation is exchanged as directly related to the relationship.  However, if a client decides to hold an event or retreat at an affiliate's facilities, at that time we will enter into a formal contract with the venue at a discounted rate that these companies customarily pay referring customers.  In addition, all of these vendors have facilities and personnel to be able to accommodate, as well as coordinate, both corporate retreats and events.

We are a development stage company that has not commenced our planned principal operations and has no significant assets.  Our operations to date have been devoted primarily to startup and development activities, which include the following:

1.    Formation of the Company;

2.    Obtaining capital through sales of our common stock;

3.    Establishing our presence on the Internet at www.planningforce.net; and

4.    Entering into affiliate relationships with vendors.

Since our inception on August 31, 2004 to December 31, 2004, we have not generated any revenues and have incurred a net loss of $8,205.  It is hoped that we will begin to generate revenues within the next six to 12 months, of which there can be no guarantee. We believe that the $23,000 in funds received from a recent private placement are sufficient to finance our efforts to become fully operational and carry us through the next at least 12 months.  However, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in the registration statement, of which this prospectus is a part.

In order to generate revenues, during the second and third quarters of 2005, we will:

1.    Continue to build our affiliate relationships:  Although our sole officer and director believes that the three current affiliate relationships we have established are sufficient to continue as a going concern, we plan to continue to pursue and evaluate additional relationships to expand the options we can offer to our potential clients.

2.    Refine our website:  If we enter into additional affiliate relationships, we will continue to add content from these affiliates or links to their websites.

3.   Develop and implement a marketing plan:  In order to promote our company and establish our name, we will develop and implement a marketing plan.  Currently, we expect to design and distribute printed brochures for mail distribution.  In addition, we are evaluating the feasibility of utilizing e-mail and banner advertisements.

Additionally, the following amendments have been made to the section “Management's Discussion and Analysis,” on pages 17 and 18:

We have started the development of affiliate relationships with third party vendors.  We have initiated three relationships, all of which are listed on our website, www.planningforce.net: The Black Horse Inn, The Total Life Planning Institute and Castle Creek Inn.  No compensation is exchanged as directly related to the relationship.  However, if a client decides to hold an event or retreat at an affiliate's facilities, at that time we will enter into a formal contract with the venue at a discounted rate that these companies customarily pay referring customers.  All of these vendors have facilities able to accommodate, as well as coordinate, both corporate retreats and events.

In November 2004, we completed a private placement whereby we sold an aggregate of 460,000 shares of our common equity for total cash proceeds of $23,000.  We believe that these funds will be sufficient to finance our efforts to become fully operational and carry us through the next at least 12 months.  The table below sets forth the anticipated use of funds received from the offering.

Risk Factors, page 6

Investors may lose their investment..., page 6

2.    We note your response to comment #14; however, your current disclosure is still too generic and could apply to any small company.  Please continue to revise this risk factor to provide more specific disclosure about the risks you face as an early development stage company and the potential impact of these risks on you and your investors.

The risk factor has been amended, as follows:

PFI was formed in August 2004.  PFI has no demonstrable operations record, on which you can evaluate the business and its prospects.  PFI's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.  These risks include, without limitation, competition, the absence of ongoing revenue streams, inexperienced management and lack of brand recognition.  PFI cannot guarantee that it will be successful in accomplishing its objectives.  To date, we have not generated any revenues and may incur losses in the foreseeable future.  If we fail to implement and create a base of operations for our event planning and retreat training business, we may be forced out of business, in which case investors may lose their entire investment.

If PFI is unable to obtain additional funding..., page 6

3.    Please delete your disclosure in the second sentence regarding your funding for the next twelve months as mitigating disclosure is not allowed in risk factors.

The risk factor disclosure has been amended to remove reference to the Company's belief that it has sufficient capital to continue operations for the next 12 months.  The amended risk factor disclosure is as follows:

PFI has limited capital resources.  To date, we have funded our operations from the sale of equity securities and have not generated cash from our operations.  Although we believe we have enough capital to commence and continue our operations for the next approximately 12 months, unless we begin to generate sufficient revenues from our event and retreat planning business to finance operations as a going concern, PFI may experience liquidity and solvency problems.  Such liquidity and solvency problems may force PFI to go out of business if additional financing is not available.  We have no intention of liquidating.  In the event our cash resources are insufficient to continue operations, we intend to raise additional capital through offerings and sales of equity or debt securities.  In the event we are unable to raise sufficient funds, we will be forced to go out of business and will be forced to liquidate.  A possibility of such outcome presents a risk of complete loss of investment in our common stock.

Description of Business, page 14

4.    Please discuss how Ms. Morin will develop the company's business and operation while only working part-time.

The registration statement has been amended on page 16 to include the following disclosure:

PFI is currently in the development stage.  During the development stage, we plan to rely exclusively on the services of Julie Morin, our sole officer and director, to set up our business operations.  Ms. Morin currently works for us on a part-time basis and expects to devote approximately 20 hours per week to our business.  Ms. Morin is prepared to dedicate additional time to our operations, as needed.  There are no other full- or part-time employees.

While we believe that the addition of employees is not required over the next 12 months, we may decide to contract an event and retreat planner to assist us in executing and marketing our business.  Such individual will be paid on a contractual basis, will work with us part-time and will not be considered a salaried employee.

Additionally, the following disclosure has been added to page 17 of the amended registration statement:

Our management does not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our sole officer and director appear sufficient at this time.  Our sole officer and director works for us on a part-time basis, and is prepared to devote additional time, as necessary.  To date, Ms. Morin has established affiliate relationships with three vendors, contracted and consulted for development of an Internet site and raised capital in a private placement.  Thus, we believe that the services provided by our sole officer and director are sufficient to manage our current operations.  We plan to outsource hosting and management of potential corporate events and retreats, thus our management's responsibilities are mainly administrative.  While we believe that the addition of employees is not required over the next 12 months, we may decide to contract an event and retreat planner to assist us in executing and marketing our business.  Such individual will be paid on a contractual basis, will work with us part-time and will not be considered a salaried employee.  Thus, these representatives are not intended to be employees of our company.

5.    We note your response to comment #32.  Please clarify in the registration statement how your current development plans also assist in the development of your retreat training services business.  Revise your business section as well.

As stated previously, the disclosure is intended to address the Company's plan of operation for its aggregate business (both retreat and event planning) and not an individual business segment.  The Company has entered into affiliate relationships with third parties that advance the corporate event planning business, as well as the corporate retreat business.  The registration statement has been amended to include the following disclosure:

All of these vendors have facilities able to accommodate, as well as coordinate, both corporate retreats and events.

Reference to “corporate event planning” encompasses the Company's two target niche markets: (1) retreat planning and (2) event planning.  As this term is ambiguous and vague, the Company has amended the registration statement to clarify the Company's intended plan of operation as “corporate event and retreat planning.”

Financial Statements

6.    Please provide updated audited financial statements for the year ended December 31, 2004 pursuant to Rule 310(g) of Regulation S-B.

The amended registration statement incorporates audited financial statements for the year ended December 31, 2004.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Patrick Deparini, Paralegal, or the undersigned at (702) 265-5680.

                                                Sincerely,

                                                /s/ Wendy E. Miller, Esq.

                                                Wendy E. Miller, Esq.

Attachments:

Form SB-2 Amendment No. 2, marked

1924 Ivy Point Lane, Las Vegas, Nevada 89134

Telephone: (702) 265-5680  ♦  Facsimile: (702) 242-6617